Exhibit 99.1
May 8, 2006
Extendicare Inc. Shareholders’ Quarterly Report – March 31, 2006
Dear Shareholder:
On May 8, 2006, Extendicare announced its results for the first quarter of 2006. Financial highlights of the quarter included:
•	Health care recurring earnings of $0.23 per diluted share;

•	Consolidated EBITDA margin of 11.5%; U.S. operations EBITDA margin of 13.6%;

•	U.S. Medicare census of 18.6%; and

•	U.S. nursing home occupancy of 92.4%.
Please refer to the attached Shareholders’ Report for further details of our financial results.
In February 2006, the Board of Directors announced the appointment of a committee of independent directors to review and consider various structures and alternatives that could provide value to shareholders. The Board believed that the Company’s share price had not been reflective of its underlying operational performance. A sale or reorganization of all or part of the Company are among the alternatives being explored. The Company has retained legal counsel and Lehman Brothers and CIBC World Markets as its investment advisors. While the Company gives no assurance that a transaction will be concluded, the Board felt it prudent to pursue these initiatives. It is the Company’s intention to accomplish any strategic initiative in an expeditious manner that will maintain its commitment of providing quality patient care, preserve its strong relationship with employees and ensure the continued success of its business operations.
Extendicare reported first quarter 2006 earnings from continuing operations of $15.3 million ($0.22 per diluted Subordinate Voting Share) compared to $19.0 million ($0.28 per diluted Subordinate Voting Share) in the 2005 first quarter. The 2006 results included a number of items that negatively impacted results including: $0.03 per share in incremental stock-based compensation related to our tandem share appreciation rights; $0.02 per share associated with restructuring costs; and lower overall occupancy in our U.S. nursing facilities.
Extendicare Health Services, Inc. (EHSI) successfully adapted to the nine new RUGs categories implemented by the Centers for Medicare & Medicaid Services on January 1, 2006, enabling the Company to report an increase in average daily Medicare rates compared to the fourth quarter of 2005. This performance is substantially better than previously estimated and is the result of our continued focus on higher acuity Medicare patients. Despite the higher costs associated with caring for these patients, they still offer the highest level of reimbursement.

EHSI’s average daily census (ADC) of Medicare patients on a same-facility basis declined 3.6% to 2,345 in the 2006 first quarter from 2,433 in the 2005 first quarter. Medicare ADC however, did improve 5.8% from the 2005 fourth quarter of 2,216. As a percent of same-facility nursing home census, Medicare ADC was 18.6% in the 2006 first quarter compared to 19.0% in the 2005 first quarter, and 17.5% in the 2005 fourth quarter. During the 2006 first quarter, nursing home occupancy on a same-facility basis declined to 92.4% from 93.5% in the 2005 first quarter, and from 92.6% in the 2005 fourth quarter.
EHSI’s average daily Medicare Part A rate increased 7.9% to US$367.06 in the 2006 first quarter from US$340.12 in the 2005 first quarter, and increased from US$362.75 in the 2005 fourth quarter. The October 2005 market basket increase accounted for 3.1% of the increase over the 2005 first quarter. The balance of the improvement was attributable to the increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006.
Effective May 29, 2006, the Toronto Stock Exchange will be changing the trading symbol of Extendicare’s common shares from EXE.SV to EXE.A and EXE.MV to EXE. Extendicare’s New York Stock Exchange ticker symbol will also change from EXE to EXE.A.
At the Annual Meeting on May 8, 2006, I spoke about our significant achievements over the past few years as well as some of the challenges facing the long-term care industry and the outlook for Extendicare. A copy of my remarks is enclosed for your information. In addition, an archived webcast of the meeting along with the slide presentation is available under the Investor Information/Annual Meeting section of our website, www.extendicare.com.
Going forward, Extendicare’s key business goals are to stay focused on our core values of providing quality care to our residents, provide an energizing work environment for our employees and create long-term value for our shareholders.
Sincerely,

Mel Rhinelander
President and
Chief Executive Officer
Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.
These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a sale or reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.